ImmunoPrecise Reports Financial Results and Recent Business Highlights for

Third Quarter of 2021 Fiscal Year

• ImmunoPrecise and Genmab enter into a technology partnership targeting infectious disease

• ImmunoPrecise and Litevax advance SARS-CoV-2 vaccine candidate for further pre-clinical evaluation

• Commenced trading on Nasdaq stock exchange

• Announced positive data from pre-clinical study of TATX-03 Polytope™ monoclonal antibody cocktail candidate against COVID-19

VICTORIA, British Columbia--(BUSINESS WIRE)--May 19, 2021--IMMUNOPRECISE ANTIBODIES LTD. (the "Company" or "IPA") (NASDAQ: IPA) (TSX VENTURE: IPA) a leader in full-service, therapeutic antibody discovery and development, today announced financial results for the third quarter of its 2021 fiscal year ended January 31, 2020.

Q3 Fiscal 2021 Financial Highlights:

• Increased revenue for the nine months ended January 31st, 2021 by 32% to $13,035,522.

• Record adjusted EBITDA for the nine months ended January 31st, 2021 of $2,564,257, a significant increase from the $18,356 for the nine months ended January 31, 2020.

• Closed USD$21.7 million bought deal offering of common shares.

• Closed over-allotment option associated with the previously completed bought deal of USD$3.3 Million.

Dr. Jennifer Bath, CEO of ImmunoPrecise, stated, "We are pleased to enter into a new period of the Company's corporate development lifecycle. Following our successful uplisting to the Nasdaq stock exchange, we continue to be well capitalized to meet our goals to extend our position as a single source partner of choice, antibody discovery engine to our partners. The recent partnerships that we have established with Genmab and Litevax highlight ImmunoPrecise's technology stack as a biologics discovery platform. Additionally, through our Talem Therapeutics platform, we are creating deep opportunities to meet our goal to deliver shareholder value by monetizing our platform technology's discovery engine."

Financial Results

Revenue: The Company continued to emphasize the value of technologically advanced discovery programs utilizing diverse animal repertoires and multiple technologies with unique advantages, while continuing to take on a larger volume of contracts in general. As a result, revenues of $4,516,000 were achieved for the three months ended January 31, 2021 compared to revenues of $4,034,440 in 2020, a 12% increase, and revenues of $13,035,522 were achieved during the nine months ended January 31, 2021 compared to revenues of $9,912,904 in 2020, a 32% increase in revenue for the period. During the three months ended January 31, 2021 the Company sold an internally developed therapeutic antibody asset for $1,188,762.

Gross Profit: The Company's gross profit for the three months ended January 31, 2021 was $3,562,153 (79% gross profit margin) compared to gross profit of $2,223,669 (55% gross profit margin) in 2020. For the nine months ended January 31, 2021 gross profit was $8,761,148 (67% gross profit margin) compared to gross profit of $6,090,090 (61% gross profit margin) in 2020. The increase in gross profit was, in part, a result of the sale of an internally developed therapeutic antibody asset that was expensed as research and development in prior periods, and the elimination of intercompany cost of sales from the first six months of fiscal 2021. Excluding those one-time transactions, gross profit margins would have been 68% and 55% for the three-month periods ended January 31st, 2021 and 2020. For the nine-month periods, gross profit margins would have been 64% and 61% excluding the one-time transactions, which is in line with management expectations.

Research and Development: The Company has been expanding its commitment to research and development initiatives aimed at introducing new technological capabilities through both internal development as well as through partnerships. The Company has also undertaken research and development projects related to COVID-19 and has been awarded government grants and subsidies to support those efforts. During the nine months ended January 31, 2021, the Company invested $1,358,529 in research and development. The Company recorded $2,276,239 in grant income and subsidies through January 31, 2021.

Non-IFRS Measures. *Adjusted EBITDA for the three months ended January 31, 2021 was $836,382, compared to $717,716 for the three months ended January 31, 2020. This increase is related to the increased gross profit offset by the costs associated with the Company's uplist to Nasdaq. Adjusted EBITDA for the nine months ending January 31, 2021 was $2,564,257, a significant increase from the $18,356 for the nine months ending January 31, 2020. This improvement is the result of the increase in revenue, higher gross profit and grant and subsidy income compared to the prior period offset by Nasdaq costs.

Cash Position. As of January 31, 2021, the Company had cash on hand of $15,720,057 compared to $2,605,706 as of April 30, 2020, a result of exercised warrants and exercised stock options. The Company's forecast indicates the cash on hand will sustain its existing operations, support its Nasdaq uplist costs and satisfy its obligations through at least 2022.

About IPA's PolyTope Platform.

IPA's SARS-CoV-2 PolyTope monoclonal therapies currently in preclinical development are designed to protect against mutagenic escape with an emphasis on efficacy for every patient, variant, and strain of SARS-CoV-2. They are created with the goal of sustainable efficacy in the face of an evolving virus, combining extensively characterized, potently neutralizing, synergistic antibodies exhibiting richly diverse epitope coverage.

About ImmunoPrecise Antibodies Ltd.

IPA is an innovation-driven, technology platform company that supports its pharmaceutical and biotechnology company partners in their quest to discover and develop novel, therapeutic antibodies against all classes of disease targets. The Company aims to transform the conventional, multi-vendor, product development model by bringing innovative and high-throughput, data-driven technologies to its partners, incorporating the advantages of diverse antibody repertoires with the Company's therapeutic antibody discovery suite of technologies, to exploit antibodies of broad epitope coverage, multiple antibody formats, valency and size, and to discover antibodies against multiple/rare epitopes. For further information, visit www.immunoprecise.com or contact solutions@immunoprecise.com

Forward Looking Information

This news release contains forward-looking statements within the meaning of applicable United States securities laws and Canadian securities laws. Forward-looking statements are often identified by the use of words such as "plans", "expects" or "does not expect", "is expected", "estimates", "intends", "anticipates" or "does not anticipate", or "believes", "potential", "goal" or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved. Forward-looking information contained in this news release include but are not limited to the Company's beliefs with respect to the potential for its antibodies to be further developed or approved to treat COVID-19 (or SARS-CoV-2) or to complete any transactions with respect to those antibodies or other antibodies developed by the Company or its subsidiaries, including Talem. In respect of the forward-looking information contained herein, the Company has provided such statements and information in reliance on certain assumptions that management believed to be reasonable at the time.

Forward-looking information involves known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements stated herein to be materially different from any future results, performance or achievements expressed or implied by the forward-looking information. Actual results could differ materially from those currently anticipated due to a number of factors and risks, including, without limitation, the Company's ability to develop its antibodies through the successful and timely completion of preclinical assays, studies and clinical trials, as well as those risks discussed in the Company's Annual Information Form dated November 16, 2020 (which may be viewed on the Company's profile at www.sedar.com) and the Company's Form 40-F dated December 28, 2020 (which may be viewed on the Company's profile at www.sec.gov). Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results, performance, or achievements may vary materially from those expressed or implied by the forward-looking statements contained in this news release. Accordingly, readers should not place undue reliance on forward-looking information contained in this news release.

The forward-looking statements contained in this news release are made as of the date of this release and, accordingly, are subject to change after such date. The Company does not assume any obligation to update or revise any forward-looking statements, whether written or oral, that may be made from time to time by us or on our behalf, except as required by applicable law.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

SOURCE ImmunoPrecise Antibodies

Contacts

For investor information please contact: Frédéric Chabot, Phone: 1-438-863-7071, Email: fchabot@immunoprecise.com